# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Colliers International Group Inc., CIK 0000913353
CUSIP: 194693107
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 1140 Bay Street, Suite 4000,, Toronto,, Ontario Canada (A6), M5S 2B4
Date of event which requires filing of this statement: 09/24/2026
Amends the filing with accession number 0001493152-26-015315
Filed by CIK 0001543170
Persons authorized to receive notices and communications: Keith Cozza, Spruce House Investment Management LLC,, 435 Hudson Street, Suite 804, New York, New York (NY), 10014, (646) 661-1774

## Reporting persons
- SPRUCE HOUSE INVESTMENT MANAGEMENT LLC (CIK 0001543170): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,235,000; sole dispositive power 0; shared dispositive power 3,235,000; aggregate amount beneficially owned 3,235,000 (6.5% of the class)
- SPRUCE HOUSE CAPITAL LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,235,000; sole dispositive power 0; shared dispositive power 3,235,000; aggregate amount beneficially owned 3,235,000 (6.5% of the class)
- THE SPRUCE HOUSE PARTNERSHIP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,235,000; sole dispositive power 0; shared dispositive power 3,235,000; aggregate amount beneficially owned 3,235,000 (6.5% of the class)
- ZACHARY STERNBERG: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,235,000; sole dispositive power 0; shared dispositive power 3,235,000; aggregate amount beneficially owned 3,235,000 (6.5% of the class)
- BENJAMIN STEIN: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 47,012; shared voting power 3,235,000; sole dispositive power 47,012; shared dispositive power 3,235,000; aggregate amount beneficially owned 3,282,012 (6.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Subordinate Voting Shares
Name of issuer: Colliers International Group Inc.
Address of issuer's principal executive offices: 1140 Bay Street, Suite 4000,, Toronto,, Ontario Canada (A6), M5S 2B4
Comment:
This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the Subordinate Voting Shares (the "Shares"), of Colliers International Group Inc., a Canadian corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 6, 2026 (the "Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The Schedule 13D is hereby amended as set forth in this Amendment No. 1. Except as set forth herein, the Schedule 13D is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to reflect the following:

The 3,235,000 Shares beneficially owned by Spruce Partnership were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Of such 3,235,000 Shares, 3,069,800 Shares were purchased in open market transactions for an aggregate purchase price of approximately $238,198,799, including brokerage commissions and, on February 28, 2024, 165,200 Shares were purchased in an underwritten public offering at a price of $121.00 per Share for an aggregate purchase price of $19,989,200, including brokerage commissions. Of the 47,012 Shares owned directly by Benjamin Stein, 17,696 Shares were purchased with personal funds through the exercise of stock options that were received in connection with Mr. Stein's tenure as a member of the board of directors of the Issuer for an aggregate purchase price of approximately $1,184,863, including brokerage commissions, 5,129 Shares were received by Mr. Stein upon the dissolution of the Ben Stein 2011 Trust, pursuant to a distribution of all trust assets to Mr. Stein by the trustee for no cash or other consideration, and 24,187 Shares are issuable upon the exercise of stock options that were received in connection with Mr. Stein's tenure as a member of the board of directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented to reflect the following:

The aggregate percentage of Shares beneficially owned by each Reporting Person is based upon 49,778,127 Shares outstanding as of August 5, 2026, which is the total number of Shares outstanding as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 5, 2026.

As of the date hereof, Spruce Investment, as the investment adviser of Spruce AI and Spruce QP, which are each members of Spruce Partnership, may be deemed the beneficial owner of the 3,235,000 Shares owned by Spruce Partnership, representing approximately 6.5% of the outstanding Shares.

As of the date hereof, Spruce Capital, as the general partner of Spruce AI and Spruce QP, which are each members of Spruce Partnership, may be deemed the beneficial owner of the 3,235,000 Shares owned by Spruce Partnership, representing approximately 6.5% of the outstanding Shares.

As of the date hereof, 3,235,000 Shares are held in the account of Spruce Partnership, representing approximately 6.5% of the outstanding Shares.

As of the date hereof, Mr. Sternberg, as the manager of each of Spruce Investment and Spruce Capital, may be deemed the beneficial owner of the 3,235,000 Shares owned by Spruce Partnership, representing approximately 6.5% of the outstanding Shares.

As of the date hereof, Mr. Stein directly beneficially owns 47,012 Shares, including 24,187 Shares issuable upon exercise of stock options held by Mr. Stein that are currently exercisable or will become exercisable within 60 days. Mr. Stein, as the manager of each of Spruce Investment and Spruce Capital, may be deemed the beneficial owner of the 3,235,000 Shares owned by Spruce Partnership, representing (together with the Shares directly beneficially owned by Mr. Stein) approximately 6.6% of the outstanding Shares. In addition, Mr. Stein holds stock options to acquire an additional 9,563 Shares that are not exercisable within 60 days and are not counted as beneficially owned securities for purposes of Rule 13d-3 under the Act and are excluded from the amounts reported above. Mr. Stein also holds 3,960 deferred share units ("DSUs") granted as director compensation. These DSUs are fully vested; however, they are payable in cash following cessation of his service on the Issuer's board of directors and do not entitle the holder to acquire Shares within 60 days. Accordingly, the DSUs are not counted as beneficially owned securities for purposes of Rule 13d-3 under the Act and are excluded from the amounts reported above.

The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this statement shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented to reflect the following:

See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented to reflect the following:

Schedule I annexed hereto and incorporated herein by reference lists all transactions in the Shares that were effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 28, 2026.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and supplemented to reflect the following:

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and supplemented to reflect the following:

Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to reflect the following:

Schedule I - Transactions in Securities of the Issuer During the Past Sixty Days

## Signatures
- SPRUCE HOUSE INVESTMENT MANAGEMENT LLC: /s/ Zachary Sternberg, Zachary Sternberg/Managing Member (09/28/2026)
- SPRUCE HOUSE CAPITAL LLC: /s/ Zachary Sternberg, Zachary Sternberg/Managing Member (09/28/2026)
- THE SPRUCE HOUSE PARTNERSHIP LLC: /s/ Zachary Sternberg, Zachary Sternberg/Manager (09/28/2026)
- ZACHARY STERNBERG: /s/ Zachary Sternberg, Zachary Sternberg (09/28/2026)
- BENJAMIN STEIN: /s/ Benjamin Stein, Benjamin Stein (09/28/2026)